UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. ____)

                      MEZZANINE INVESTMENT CORPORATION
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to purchase common stock
                       (Title of Class of Securities)


                                593175 10 2
                               (CUSIP Number)


                             Charles J. Peters
                                 Suite 102
                              917 State Street
                               (814) 622-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 14, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]





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CUSIP No.  593175 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles J. Peters

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) __________
     (b) __________

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        -0-(1)
     8.   Shared Voting Power      -0-
     9.   Sole Dispositive Power   1,000,000
     10.  Shared Dispositive Power -0-
     (1) The Reporting Person has granted a proxy to vote the 1,000,000 shares owned by him and he retains no power to vote these shares.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     8.9%

14.  Type of Reporting Person (See Instructions)

     IN



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Item 1.  Security and Issuer

     Common stock, par value $.001
     Mezzanine Investment Corporation, a Nevada corporation
     4080 Paradise Road
     Suite 15-168
     Las Vegas, NV  89706

Item 2.    Identity and Background

     (a)  Charles J. Peters
     (b)  Suite 102
          917 State Street
          Erie, PA  16501
     (c) President of Altair Management, a real estate management and consulting firm.
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     On August 22, 2005, the parties entered into a Merger Agreement (the "Merger Agreement") between and among The Liquid Group, Inc., a Nevada corporation "Liquid Group"), Mezzanine Investment Corporation, a Nevada corporation (the "Issuer"), and Mezzanine Acquisitions Corporation ("Newco"), a wholly owned subsidiary of the Issuer formed solely for the purpose of the merger transaction. The Merger Agreement provided for the merger of Newco into Liquid Group and the issuance of shares of the Issuer for all of the outstanding shares of Liquid Group at the rate of one share of the Issuer for each outstanding share of Liquid Group. The merger was effective and the closing of the Merger Agreement was held on November 14, 2005. As a shareholder of Liquid Group, the Reporting Person received 1,000,000 shares of the Issuer as a result of the merger.

Item 4.    Purpose of Transaction

     The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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     (d)  Any change in the present board of directors or management of the
          Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially owns a total of 1,000,000 shares representing 8.9%.
     (b) The Reporting Person has sole or shared voting power over no shares. He has granted a proxy to vote the 1,000,000 shares received in the merger with Liquid Group and he retains no right to vote these shares. He has sole dispositive power over these 1,000,000 shares.
     (c) As a shareholder of Liquid Group, the Reporting Person received 1,000,000 through the merger transaction between the Issuer and Liquid Group. The effective date of the merger was November 14, 2005. He has granted a proxy to Jason Daggett, the president of the Issuer, to vote these shares.
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person has granted a proxy to Jason Daggett, the president of the Issuer, to vote all of the 1,000,000 shares owned by the Reporting Person.


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Item 7.   Material to Be Filed as Exhibits

     The following exhibits are incorporated herein by reference:

Ex. No.        Exhibit Description                     Form      File No.  Date Filed
2.1 & 10.1     Agreement of Merger dated August 22,
               2005, with The Liquid Group             10-QSB    000-27827 11/21/05

9.1            Form of Irrevocable Proxy Agreement
               between Jason Daggett and the
               shareholders of Liquid Group, with
               schedule                                10-QSB    000-27827 11/21/05



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 18, 2005


/s/ Charles J. Peters
--------------------------------
Charles J. Peters

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





















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